Exhibit 99.1

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

––––––

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of OneConnect Financial Technology Co., Ltd. (the “Company”) will be held at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, the PRC on Thursday, May 29, 2025 at 10 a.m. (Shenzhen time) for the following purposes:

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors of the Company (the “Directors”) and auditor for the year ended December 31, 2024.

2.	(i)	To re-elect Mr. Chen Dangyang as an executive Director.

(ii)	To re-elect Ms. Xin Fu as a non-executive Director.

(iii)	To re-elect Mr. Wenwei Dou as a non-executive Director.

(iv)	To re-elect Dr. Yaolin Zhang as an independent non-executive Director.

(v)	To re-elect Mr. Tianruo Pu as an independent non-executive Director.

(vi)	To authorize the board (the “Board”) of Directors to fix the remuneration of the Directors.

3.	To re-appoint PricewaterhouseCoopers as auditor and to authorize the Board to fix its remuneration.

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Tuesday, April 29, 2025, Hong Kong time, as the record date (the “Share Record Date”). Holders of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof. In order to be eligible to attend the AGM, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, April 29, 2025, Hong Kong time; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on Monday, April 28, 2025, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Holders of record of American depositary shares (the “ADSs”) as of the close of business on Tuesday, April 29, 2025, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”). Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for ordinary shares on Tuesday, April 29, 2025, New York time will no longer be ADS holders with respect to such canceled ADSs as of the ADS Record Date and will not be able to instruct the Depositary as to how to vote the ordinary shares represented by such canceled ADSs as described above; such ADS holders will also not be holders of the ordinary shares represented by such canceled ADSs as of the Share Record Date for the purpose of determining the eligibility to attend and vote at the AGM.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at www.ocft.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10 a.m., Hong Kong time, on Tuesday, May 27, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York Time, on Wednesday, May 21, 2025 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM (the “ADS Voting Instructions Deadline”).

By order of the Board OneConnect Financial Technology Co., Ltd.

/s/ Dangyang Chen
Dangyang Chen
Chairman of the Board and Chief Executive Officer

Hong Kong, April 24, 2025